CTDC’s LSP Module Ranks Top Ten
—Yield Measurement Announced in PHOTON Lab’s August 2011 Outdoor Test

HONG KONG – October 25, 2011 — China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a Hong Kong based clean energy group, provides solar energy products and solutions, with sales offices in Milan and Frankfurt, and facilities in China, announced today that CTDC’s LSP 230W-series module has shown excellent yield measurement as a result of August outdoor test conducted by PHOTON Lab.

PHOTON Lab(www.photon-laboratory.com) is one of the world-famous PV system testing laboratories. Since 2005, different module types have been installed on a piece of property in Aachen, Germany monitored constantly using an elaborate measurement system. The modules are installed facing south at a 28 degree angle and are mounted about 2.5 m above the ground, which means they have complete rear ventilation.

Nearly 100 leading PV module makers from all over the world participated in the August testing, such as Germany, Italy, Spain, Czech Republic, USA, China, Taiwan and etc. LSP’s multi-crystalline module has 126.3kWh/kw in yield performance in August. The chart below is sorted and extracted from the 2011 October edition of PHOTON Lab report under the category of mono/multi crystalline, in the descending order of tested modules’ August yield measurement.

CTDC’s Chairman of the Board and CEO, Alan Li, said, “We are very pleased that LSP module has achieved high efficiency becoming one of the leading performers. There is no magic to this achievement as we have put into efforts in improving production management and product quality. We will continue to focus on process optimization for quality products.”

About China Technology Development Group Corporation (NASDAQ: CTDC)
CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand. CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com